UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry into a Material Definitive Agreement

On November 15, 2018 (the “Closing Date”), Naked Brand Group Limited (the “Company”) and its wholly-owned subsidiary, Bendon Limited, a New Zealand limited liability company (“Bendon”), entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders of FOH Online Corp., a Delaware corporation (“FOH”), including Cullen Investments Limited (“Cullen”), a significant shareholder of the Company. Pursuant to the Agreement, subject to the satisfaction or waiver of certain conditions, the Company will purchase all of the issued and outstanding shares of FOH (the “Acquisition”).

Under the terms of the Agreement, the Company will pay a purchase price of approximately USD$18.2 million, payable as follows (i) forgiveness by Bendon of debt owed to Bendon by FOH and Cullen, in the aggregate amount of approximately USD$9.9 million, (ii) the issuance of 3,765,087 ordinary shares of the Company (the “Shares”) to FOH’s shareholders, valued at a price per share of USD$2.20. The Company also agreed to satisfy certain obligations with respect to certain claims involving the parties. The Shares will be held in trust and may be released to Cullen to the extent not applied in satisfaction of such claims.

The completion of the Acquisition is subject to the notice period having expired under a notification injunction granted by the High Court of England and Wales that affects one of FOH’s shareholders, and no injunction against the Acquisition having been issued.

The Agreement contains customary representations, warranties, and covenants of the Company, Bendon, and FOH’s shareholders. The Company agreed to register the Shares for resale in the next Form F-1 Registration Statement that it files with the SEC.

A copy of the Agreement is attached as Exhibit 2.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement.

Regulation FD Disclosure

On November 15, 2018, the Company issued a press release announcing the Agreement, a copy of which is attached hereto as Exhibit 99.1.

The information contained in the press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Note Regarding Forward-Looking Statements:

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the Registrant’s planned acquisition and acquisition financing, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Exhibits

2.1	Stock Purchase Agreement dated November 15, 2018.
99.1	Press Release dated November 15, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 21, 2018

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer